Exhibit 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND
EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Nine Months Ended September 30, 2018	Year Ended December 31,
(Dollars in millions)		2017	2016	2015	2014	2013
Ratios (including interest expense on deposits):
Earnings:
Income from continuing operations before income taxes	$6,075	$5,492	$5,484	$5,881	$6,569	$6,578
Adjustments:
Fixed charges	3,088	2,773	2,025	1,632	1,586	1,796
Equity in undistributed losses (gains) of unconsolidated subsidiaries	10	(9)	(7)	(19)	(1)	(16)
Earnings available for fixed charges, as adjusted	$9,173	$8,256	$7,502	$7,494	$8,154	$8,358
Fixed charges:
Interest expense on deposits and borrowings	$3,073	$2,762	$2,018	$1,625	$1,579	$1,792
Interest factor in rent expense	15	11	7	7	7	4
Total fixed charges	3,088	2,773	2,025	1,632	1,586	1,796
Preferred stock dividend requirements(1)	236	688	311	232	100	77
Total combined fixed charges and preferred stock dividends	$3,324	$3,461	$2,336	$1,864	$1,686	$1,873
Ratio of earnings to fixed charges	2.97	2.98	3.70	4.59	5.14	4.65
Ratio of earnings to combined fixed charges and preferred stock dividends(1)	2.76	2.39	3.21	4.02	4.84	4.46
Ratios (excluding interest expense on deposits):
Earnings:
Income from continuing operations before income taxes	$6,075	$5,492	$5,484	$5,881	$6,569	$6,578
Adjustments:
Fixed charges	1,246	1,171	812	541	498	555
Equity in undistributed losses (gains) of unconsolidated subsidiaries	10	(9)	(7)	(19)	(1)	(16)
Earnings available for fixed charges, as adjusted	$7,331	$6,654	$6,289	$6,403	$7,066	$7,117
Fixed charges:
Interest expense on borrowings(2)	$1,231	$1,160	$805	$534	$491	$551
Interest factor in rent expense	15	11	7	7	7	4
Total fixed charges	1,246	1,171	812	541	498	555
Preferred stock dividend requirements(1)	236	688	311	232	100	77
Total combined fixed charges and preferred stock dividends	$1,482	$1,859	$1,123	$773	$598	$632
Ratio of earnings to fixed charges, excluding interest on deposits	5.88	5.68	7.75	11.84	14.19	12.82
Ratio of earnings to combined fixed charges excluding interest on deposits and preferred stock dividends(1)	4.95	3.58	5.60	8.28	11.82	11.26
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(1)
Preferred stock dividends requirements represent pre-tax earnings that would be required to cover any preferred stock dividends, computed using our effective tax rate, whenever there is an income tax provision, for the relevant periods. The impact of the Tax Act to our effective tax rate for 2017 was 32.2%, which is included in the calculations in the presentation above. See “Note 16—Income Taxes” in our 2017 Form 10-K for additional details on the impacts of the Tax Act.

(2)
Interest expense on borrowings represents total interest expense reported on our consolidated statements of income, excluding interest on deposits of $1.8 billion for the nine months ended September 30, 2018, $1.6 billion for the year ended December 31, 2017, $1.2 billion for the year ended December 31, 2016, $1.1 billion for the years ended December 31, 2015 and 2014 and $1.2 billion for the year ended December 31, 2013.